ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

RECEIVED

July 28, 2006

06015681

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
AUG 0 8 2006
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
28 July 2006 (ASX – Appendix 3B & Quarterly Report for 1 April to 30 June 2006 & Appendix 5B)

9gor options

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

41 009 117 293

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Consultant's Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1,500,000 options exerciseable at 18 cents expiry 30 June 2008 (vesting period 12 months) 1,500,000 options exerciseable at 23 cents expiry 30 June 2009 (vesting period 24 months) 2,000,000 options exerciseable at 30 cents expiry 30 June 2010 (vesting period 36 months)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The consultant's options are a separate class of securities and will not be quoted. They may be converted to ordinary shares by payment of the relevant exercise price prior to each applicable expiry date.
5	Issue price or consideration	The options are to further secure the services of the company's Houston based geological consultant as partial consideration for present and future technical services including company representation. Option pricing models adopted by the company for accounting purposes have valued the options package at $198,365 however the ultimate value, if any, received by the consultant will depend upon the future performance of the company.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Refer to item 5 above.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 July 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	413,688,031 7,700,000	ORD Convertible Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,865,313	Incentive Options (expiring on 16 June 2007)
		2,000,000	Consultants options (expiring on 30 June 2008)
		200,000	Consultants options (expiring on 30 Sept 2008)
		300,000	Consultants options (expiring on 30 Sept 2008)
		1,500,000	Consultants options (expiring on 30 June 2008)
		1,500,000	Consultants options (expiring on 30 June 2009)
		2,000,000	Consultants options (expiring on 30 June 2010

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by

those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – NOT RELEVANT

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of

+ See chapter 19 for defined terms.

the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: ....27 July 2006

(Director)

Print name: ....MICHAEL EVANS...........

+ See chapter 19 for defined terms.

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

QUARTERLY REPORT FOR THE PERIOD

FROM 1 APRIL 2006 TO 30 JUNE 2006

HIGHLIGHTS

OFFSHORE WEST AFRICA - SENEGAL
2000 Square Km 3D Seismic tender awarded to CGG

UNITED STATES OF AMERICA
Second quarter oil and gas sales $765,503.
New zone added to production at Lake Long, Louisiana.
Todco Rig secured for highly prospective offshore State tract 135.
Good progress on lease acquisition in onshore Gulf Coast 3D program.
New 3D defined Project acquired in South Louisiana – rig being sourced
Testing commences on Eagle project, California.

CANADA
Gas discovered in Kakwa Deep Project, Alberta –testing in progress.

OFFSHORE CHINA
Oil discovery on 6-12 South Prospect

AUSTRALIA
Stokes Bay-1 well progresses as partners obtain funding.
Duomonte and Dr Zeus Prospects mature for drilling 2007 offshore WA-254-P.

OFFSHORE WEST AFRICA - SENEGAL
RUFISQUE AND SANGOMAR AND SANGOMAR DEEP OFFSHORE BLOCKS (OPERATOR – HUNT OIL COMPANY)

A Letter of Intent for the acquisition of 2,000 square km. of 3D seismic data has been issued to the French seismic company CGG. Details of the award were confirmed by Hunt Oil Company during a recent Operating Committee Meeting held in Dakar at which FAR also gave presentations to the national oil company, Petrosen and the Ministry of Energy and Mines for the Republic of Senegal.

FAR's holds a 30 percent participation in the Rufisque Offshore, Sangomar Offshore and Sangomar Deep Offshore blocks. These offshore concessions, located in the Mauritania-Senegal, Guinea Bissau Basin, offer potential for world class oil accumulations. The acquisition is set to commence during December 2006 and follows immediately behind a 3D survey being acquired by CGG on behalf of the Edison Group, in an adjacent offshore block immediately to the North of FAR's Senegal interests.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Senegal Exploration Opportunity

- Deep water play with giant hydrocarbon potential in the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau Basin. Large closures identified at the Aptian carbonate and Cenomanian sandstone levels, along with numerous Senonian stratigraphic leads with significant upside potential exceeding 1 billion barrels recoverable within the licence

- The **Sangomar-Rufisque** offshore licence covers an area of 14,981 sq km over the shelf, slope, and basin floor

- Contract terms are among the best in the world, and were recently improved as a result of the government reducing the tax rate to 25%

- FAR will partner Senegal Hunt Oil Company (**SHOC**) in evaluating this opportunity, by contributing toward a 2000 sq km 3D seismic acquisition program commencing early fourth quarter 2006. The acquisition will utilize the vessel "Symphony" one of the largest seismic vessels in the world.



- The proposed 3D survey is designed to validate several potentially significant prospects and a number of leads identified by Hunt based on existing 2D seismic data in addition to identifying additional prospects

- The northwest African margin is relatively under-explored, but hosts numerous recent, sizeable, and intriguing discoveries including the Woodside operated Chinguetti and Tioff discoveries in adjacent Mauritania


Mauritania
Senegal
Gambia
Rufisque Dome
N

Hunt Oil Company

A privately owned exploration and production company, Hunt Oil has successfully conducted worldwide petroleum operations for 70 years. Today it ranks as one of the world's leading independent energy companies. Hunt currently conducts or participates in major production operations in the United States, Canada, Yemen and Peru. Further information is available at www.huntoil.com.

Participants

Senegal Hunt Oil Company (Operator)	60%
First Australian Resources Limited	**30%**
Petrosen (State Oil Company)	10%

Senegal

With its capital city of Dakar located on the westernmost point of Africa, Senegal is a gateway to the continent. Senegal is considered one of Africa's most politically and economically stable countries and hosts some of the best transportation, telecommunications and communication infrastructure in West Africa. It has been a functioning democracy since independence from France in 1960 and enjoys free and fair elections. Contract terms for oil and gas exploration and production are among the best in the world.

Other Activity – West Africa

A recent auction of acreage in the Congo Basin, offshore Angola for three deepwater exploration tracts saw international oil companies bid in excess of US$3.1 billion in signature bonuses alone, reportedly the highest ever offered for exploration anywhere in the world. Gaz de France has recently agreed to study the feasibility of an LNG project based on deepwater gas discoveries in nearby Mauritania. These activities confirm the growing importance of West Africa in world energy.

NORTH AMERICA

The Company views North America, particularly the gulf coast area, as the key to building a production and reserve base. This is unsurprising given the proliferation of hydrocarbons, the robust energy pricing regime and the established infrastructure. FAR has built a strong network over more than a decade of doing business in Texas and Louisiana. FAR's robust cash position and Houston presence underpins its ability to exploit North American ventures.

PRODUCTION

Gas sales during the quarter totalled 41.1 million cubic feet for an average of 0.45 million cubic feet per day at an average price of US$7.26 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 5,090 barrels for an average of 56 barrels of oil per day at an average price of US$68.15 per barrel before production taxes. While production volumes were marginally lower second quarter revenues decreased 31.6% to $765,503 on the back of sharply lower natural gas prices.

During the quarter gas was discovered in our second Canadian well at the Deep Kakwa Prospect where completion activity is in progress. Testing has commenced on the Eagle well in California. A rig has been secured for our first offshore Gulf Coast well at Galveston Bay and is being mobilised at the date of this report. A new project, the West Andrew Prospect has been acquired in the Gulf Coast area and further leasing has progressed on our onshore 3D play to the north of Houston.

The above activity is planned to increase FAR's production profile in due course as successful wells are added to the production stream.

Eagle Project, San Joaquin Basin, California (FAR 15%)
Sourcing Equipment for Production testing

The operator for the Eagle North-1 horizontal well, Victoria Petroleum NL, has advised that the securing of all necessary equipment for production testing operations at the Eagle North-1 horizontal well is continuing.

In order to carry out the production testing operations in a cost effective and technically efficient manner, a completion rig and coiled tubing unit are required to work together at the site. A further update will be provided upon the securing of the equipment.

The time while awaiting the availability of the coiled tubing unit and completion rig is being utilised to ensure optimum planning of the engineering program to carry out the forward production testing operations.

The heavy demand for equipment and personnel in the Bakersfield production area has resulted in the delay experienced to date.

Following the securing of the completion rig and the coiled tubing unit, this equipment will be moved onto the Eagle North-1 location and production testing operations will resume.

The production test is being carried out over 177 metres (580 feet) of the lower Mary Bellocchi Gatchell oil sand in the horizontal well bore over the interval from 4,209 – 4,386 metres (13,810 - 14,390 feet).

The interval being tested consists of the 72 metres (235 feet) of lower Mary Bellocchi Gatchell oil sand cased behind the 4 1/2 inch liner from 4,209 – 4,281 metres (13,810 - 14,045 feet) and the 105 metres (345 feet) of open hole lower Mary Bellochi oil sand from 4,281 – 4,386 metres (14,046 -14,390 feet) which is being tested as a barefoot completion out of the base of the 4 ½ inch liner at 4,386 metres (14,045 feet).

Subject to successful completion, it is proposed to truck crude to receiving facilities at Coalinga some 20 kilometres to the west and link gas production to a 20" main gas pipeline that is northwest abutting the development.

Lake Long Project, Lafourche Parish, South Louisiana

The SL328 #8 well (FAR 1.375% working interest) drilled during the March quarter was turned to sales on 28 May 2006 and is currently producing 1.08 million cubic feet of gas and 151 barrels of oil per day from the H Sand. Oil and gas pay zones have been confirmed in the D, E, F-1, F-2, G and H sand zones between 9,900 and 10,900 feet. Logs confirm 27.4 feet of net pay in 3 zones with further possible pay of up to 17.3 feet in other zones within the wellbore.

The partners in a proposed 13,255 foot Hollywood well, the SL 328 #2, have agreed on pricing for a turnkey contract that clears the path for drilling later in 2006. The proposed #2 well is supported by 3D data. BP has now provided a lease to enable the well to progress. FAR (4.09%WI) hopes to replicate the success achieved in the initial Hollywood test drilled in 2004.

While waiting on a workover rig to provide for additional gas lift on the SL 328#2ST (FAR 12.625% WI), a wireline boat became available on short notice enabling the operator to add a thin zone above the current perforations to the production stream in this well with the objective of helping lift the lower zone. The procedure was successful with the well now flowing 68 barrels of oil per day and minor gas. The originally proposed work will resume once this zone depletes.

A re-completion is also planned in the 6920 Sand in the SL 328#28 well. (FAR 1.375%WI) following the depletion of the Lower C Sand. Workover activity on this well will commence as soon as equipment becomes available.

During the quarter FAR farmed out a proposed Krumbhaar formation test well in the south east corner of SL328 to an industry participant (FAR 1.375% WI pre-farm out).

All working interests at Lake Long are subject to State and other minor royalties. Other participants in the field include Kriti Exploration Inc based in North America.

South Grosse Tete, Iberville Parish, South Louisiana (FAR 18.3%)

During the quarter, planning continued toward drilling the Schwing #40-1 well, a proposed 14,500 foot Nodosaria test with deep gas potential considered to be the lowest risk of the three, multi-objective deeper prospects yet to be evaluated.

Concepts remaining to be tested include:

1. the deep pressured Wilcox play to the east which will be tested by the Baist 29-1 well, and
2. the downthrown normally pressured Bolmex and Lower Marg Tex, up-thrown pressured Nonion Struma and Nodosaria to be tested by the Schwing 40-1 well.

The project is being operated by Spartan Operating Company, Inc. FAR's interest will reduce to 13.725 percent provided cost recovery is achieved on a project basis.

Rainosek Project, Lavacca County, Texas (FAR 21.57%)
Completion planned for August

Planned completion activity has been delayed pending approval from a leaseholder which is expected shortly.

A completion unit has been retained under contract to perform an uphole completion of the existing Rainosek-1 wellbore in a series of thin potential lower Wilcox pay zones at 8,750, 8,550, 8,312, 8,130, 8,105 and ultimately the 6,000 foot zone. This activity is expected to commence immediately leaseholder approval is granted with an August 2006 start likely. FAR has indicated it would participate for its 21.57 percent interest (reducing to 15.89% for participation by the leaseholder).

Provided this work is successful, at least one further drilling location within the Rainosek leasehold area would also be prospective for the Wilcox zones which are evident in the Rainosek-1 and 3 wells. New leases have been secured on the Bender and Bujnoch tracts, to enable the drilling of the Bender-Bujnoch-1 well, 1200 feet southeast of Rainosek-1. Primary objectives are the 8300', 8130' 8100' 7850', 7400' and 6000' zones. A surface location is currently being negotiated with the surface owner. Subject to this, a slot has been reserved with Black Creek's Rig 1, to drill the Bender-Bujnoch well with most likely timing being 4th quarter 2006. FAR's interest in the proposed well is 21.57 percent.

Rainosek 1 is currently inactive, while Rainosek 3 is steady at about 80 BOPD from the 7400' zone.

Trio HBJV Parker, Hardeman County, Texas (FAR 16.77%)
New well proposed

A proposal remains outstanding to drill a vertical well between the Parker#1 and #2A wells targeting attic oil (estimated at 100,000 barrels gross) by one of the working interest owners. If successful such a well would pay out in less than 12 months at production rates of 75 barrels of oil per day. FAR has indicated that it would farm out should this proposal go forward.

Welder Ranch Gas Project, Victoria County, Texas (FAR 9-9.69%)
Farm out completed

During the quarter, FAR farmed out its proportionate share in AMI acreage (excluding the Vaquero #1 and #2 wells) to Chesapeake Exploration Limited Partnership. Chesapeake proposes to drill two (2) wells to test the Middle Wilcox formation. The farm out would provide FAR with a 25% carry to casing point (in respect of its proportionate share) and be subject to the Chesapeake JOA and letter agreement with Dune. There are approximately 530 net mineral acres within the AMI area affected by the proposed farm out.

The Vaquero #1 and #2 wells are located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas. FAR has a 9.69% percent working interest in the Vaquero #1 well and a 9.0% working interest in the #2 well.

OFFSHORE GULF COAST
Galveston Bay State Tract 135 – Rig due

Todco Rig 57 has been slightly delayed on a prior contract and is now expected to arrive in the Redfish Reef Area of Galveston Bay State Tract 135, offshore Gulf of Mexico late July 2006.

The ST135S #1 well, in which FAR has a 12.5% working interest (reducing to 9.375% after payout), has a planned total depth of 9,900 feet and will test a multiple Frio Sand Prospect supported and defined by 3-D Seismic and subsurface data. Planned drilling duration is approximately 12 days.

The Prospect is adjacent to and across a saddle from the existing Smith Point Field that has cumulative production of 6 million barrels of oil and 42 BCF of gas from multiple wells and multiple normally pressured Frio Sands (from F-2 through the F-15 Sand). Three drilling locations have been identified by Seismic mapping.

Portion of the play lies within the northeast half of Galveston Bay State Tract 135 where FAR recently submitted the winning bid (US$169,500) with Genesis Production Co and others to secure protective acreage now aggregating 640 acres offshore Gulf of Mexico.

An existing platform facility lies within 3 miles of the proposed location enabling use of spare tankage for temporary flow through with favourable processing fees. From here gas and oil may be pipelined to shore where gas goes into a trunk line and oil is trucked from a tank facility.

FAR was attracted to this opportunity given the relatively low risk associated with the prospect, the multiple Frio Sand targets, the quality technical control, the attractive indicated profitability (for only one or two sands from a possible 6), the nearby platform facility and the potential for near term production.

The Operator is Genesis Production Co of Houston, Texas. All other participants are North American entities.

ONSHORE GULF COAST
3D Seismic Project – Leasing continues/Seismic planning commences

FAR is pleased to report further progress has been made in the lease acquisition program in which it has a 34% working interest, along with industry partners, in an onshore Texas Gulf Coast exploration opportunity.

The Operator reports that 10,194 gross and 7,404 net acres have been signed up under favourable costs and conditions. Acceptance of lease terms by mineral owners has been encouraging with no competition evident providing a good core base for the proposed 3D program.

Contracting arrangements for permitting and seismic data acquisition are now being advanced with permitting crews becoming available during August. On this basis prospect generation is likely to be completed during the last quarter of 2006.

FAR together with an established Houston based operator ("Operator") plans a 50 square mile 3D seismic survey covering a lightly explored area, on trend with significant Eocene production. The survey is designed to evaluate a number of structural leads generated by extensive subsurface mapping and evaluation of over 100 miles of existing 2D seismic data acquired mainly in the 1980's.

Primary Objectives are multiple normally pressured prolific Eocene sands in structural traps. The area to be evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich.

Additional Objectives comprise highly productive Miocene, Oligocene and Upper Eocene sands. These sands have produced primarily from stratigraphic traps. A field on trend has produced almost 30 million barrels of liquids and 20 billion cubic feet of gas from this section. These shallow sands are especially prone to displaying 3D amplitude anomalies.

Deeper potential comprised of a number of high risk – high potential objectives lies beneath the Eocene section.

The purpose of the program will be to locate optimal drill sites from which the sizeable hydrocarbon potential of the play area may be tested. Potential reserves in excess of 50 BCFE, from the primary objectives alone, are anticipated.

The Operator has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. Importantly this early entry to the program will enable FAR to farm out certain of the future drilling risk on favourable terms, should it so desire.

NEW PROJECT

West Andrews Prospect, Vermillion Parish, South Louisiana

FAR has acquired a 10 percent working interest in the West Andrews Prospect located on a 400 acre lease block in Vermillion Parish, South Louisiana. The prospect is supported by a combination of subsurface well control and 3D seismic and lies on a prolific "*Camerina*" trend where historical production exceeds 1.7 TCF of gas.

The West Andrew Prospect is a three-way dip fault closure that will be evaluated by the Lucy B. Thomas et al #1 well, a dry land straight hole test to a planned total depth of 14,000 feet. Unitisation, staking and permitting of a drill site is at an advanced stage with a likely spud date before November. Planned drilling duration is approximately 48 days.

The *Camerina* (Upper Frio age) interval produces in the adjacent Andrew Field area. Net sand maps of the area show the West Andrew Prospect should have approximately 60 feet of pay in the *Camerina-1* sand and approximately 40 feet in the *Camerina-2* sand with total potential estimated at 20 BCF gas and 200,000 barrels of oil.


Foreman 1
Broussard A22
Hunter FT11
Landry G
12,000'
13,000'
14,000'
Fault Block Production
Cam 2 - 16.3BCF + 168MBC
Camerina 1
Camerina 2
Fault Block Production
0.5BCF
Fault Block Production
Cam 1 - 8.7BCF + 77MBC
Cam 2 - Est 5BCF
Fault Block Production
Cam 1 - 20BCF + 221MBC
West Andrew Prospect
Estimated Reserves
Cam 1 - 13BCF + 130MBC
Cam 2 - 7BCF + 70MBC
New Well in
Fault Block
9 MMCF/D
Camerina trend
production
exceeds 1.75TCF
0
4000
West Andrew Prospect
Vermillion Parish
Louisiana

Existing infrastructure lies nearby providing for quick sales turnaround in the event of a successful well with production rates in excess of 7 million cubic feet per day being possible.

FAR was attracted to this opportunity given the relatively low risk associated with the prospect, the multiple *Camerina* Sand targets, the quality technical control, the attractive indicated profitability, the nearby infrastructure and the potential for early production.

The Operator is Sandalwood Exploration LP of Houston, Texas. FAR's working interest reduces to 7.5% after casing point has been reached in the well. All other participants are North American entities and include the Reeder Energy group who participate with FAR in a number of other ventures.

Participation in the initial test well earns FAR an option to participate in an additional much larger (50 BCF plus), seismically controlled Wabamun prospect lying to the northeast of the initial test site on a lease comprising 800 acres. Several low risk lower potential Cretaceous targets have been identified on both blocks with up to four locations in each section.

Participants

Working interests in the Kakwa project are held as follows:

Choice Resources Corp (Operator)	40%
First Australian Resources Limited	**15%**
Reeder Energy, Dallas, Texas	15%
MBOE Inc, Dallas Texas	10%
Running Fox Resources Corp, Richmond, British Columbia	10%
Bolthouse Capital Corp, Vancouver, British Columbia	10%

The leases are subject to Overriding Royalties retained by Suncor.

Clear Hills Project (FAR 15%)
Initial well suspended as potential gas producer

This project is located in the Clear Hills Area in Canada's Western Gas Basin adjacent to the British Columbia border.

During March 2006, the initial test well, the Sweeney 102, was drilled to a total depth of 1,200 metres using Precision Rig 115. Operations to evaluate the hydrocarbon shows encountered while drilling will resume during the winter months when the ground freezes over, thereby facilitating the movement of equipment. The well will be re-entered and sidetracked for completion as a gas producer. Importantly the well has contributed toward the earning obligation with Suncor and the potential for significant drilling activity on the leases.

FAR is participating for a 15 percent working interest in two obligatory tests, with an option to drill a third test, of the normally pressured Lower Cretaceous Notikewin sand which is estimated by Suncor to have potential recoverable reserves of 5 to 11 BCF in the 7000 acres under lease in 11 sections. The lease under the first test comprises 600 acres and forms part of a broader Area of Mutual Interest (AMI). There are twenty or so prospective sections within the AMI, which may provide a potential for 9 to over 19 BCF of sweet gas.

The location is proximal to several pipelines allowing for early production in the event of success. A 36" Nova gas line is adjacent and in places crosses the acreage while an 8", 800 psi gathering line is 1/5 to 5 miles from the acreage.

The 7000 acres under agreement were leased by Suncor prior to the recent run-up in acreage price. The target Notikewin sands produce in the nearby Drake Field, which has cumulatively produced 28 BCF from 200 wells with an Estimated Ultimate Recovery of 75-80 BCF. The proposed drilling locations are based on a detailed petrophysical analysis of wells, on or adjacent to the leased acreage, which were drilled for deeper objectives but were not considered commercial in the Notikewin at the time they were drilled. This aspect materially reduces the technical risk associated with the acreage.

Wells are expected to produce about 0.4 BCF/well, with initial rates of 300 thousand cubic feet per day per well. Currently the wells are drilled on 640 acre spacing. This spacing does not reflect well drainage. In analogous US reservoirs, spacing has been reduced to 40 acres or less in some cases. Such a trend can be expected in Canada as well. Gas prices are similar to those achieved in the broader North American market.

Participants

Working interests (subject to Overriding Royalties retained by Suncor) in the Clear Hills West project are held as follows:

Choice Resources Corp (Operator)	65%
First Australian Resources Limited	**15%**
Graybeard Energy Ltd.	20%

COMMENT ON NORTH AMERICAN PROJECTS

Delays due to industry competition have resulted in FAR and partners not being able to bring recent discoveries into production on planned schedules. Ultimately however production is expected from both the Kakwa and Clear Hills projects in Canada, and subject to testing, at Eagle in California. Drilling is imminent Offshore Galveston Bay and rigs are actively being sourced for the West Andrew Prospect (where a location has been staked) and at Rainosek.

Certain other ground floor projects (like the onshore gulf 3D project) have longer lead times as leasing of prospective acreage is secured prior to acquiring 3D seismic, thereby keeping acreage acquisition costs down, without tipping off potential competition. These activities are expected to provide benefits over a medium term and ensure a strong drilling inventory.

Primary emphasis has been placed on near ground floor opportunities where FAR can secure an advantage over its industry peers and which will result in near term benefits to FAR in the form of a free carry through future exploration, recovery of past exploration costs or near term cash flows. Particular emphasis has been directed toward projects with a 3D coverage and a natural gas bias.

<u>AUSTRALIA</u>

<u>WA-254-P - OFFSHORE CARNARVON BASIN</u>
<u>FAR 10.71% (parts 1, 3, 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)</u>

The Duomonte Prospect remains a firm candidate for drilling during 2007. Duomonte is supported by the reprocessing of a new 3D seismic data set over the permit by the Operator, Apache, in conjunction with PGS. The reprocessing by PGS utilises very modern processing techniques. Duomonte-1 will target the Legendre Formation at 2,550 metres with mean truncated recoverable reserves estimated at 20.4 million barrels. The prospect lies approximately 26 kilometres from the Woodside operated Legendre Field.


WA-1-L
PLANAIRD 1
WA-28-P (1)
MADELEINE 1
WA-11-L
HURRICANE 1
JAUBERT 1
LEGENDRE WEST 1
LEGENDRE PLATFORM
HELLCAT 1
SAMSON 1
DELILAH 1
WA-20-L
ARGOS 1
SPINNER 1
LYNX 1A
LAUCHIE 1
BALEENA 1
LEWIS 1,1A
MUGGLES 1
WA-254-P (1)
-28-P (1)
-208-P
WA-254-P (2)
WA-1-P (3)
JAYASURIYA
HYACINTHUS 1
SAGE
ORION 1
DR ZEUS
JANUS-1
NICKOL
ROSEMARY NTH 1
SAGE 1
WA-209-P
DUOMONTE
SAFFRON
SAFFRON 1
ROSEMARY 1
ANTELOPE 1
QUANDONG 1
COOJONG 1
LEPOS 1
BELLEROPHON 1
HELLYBELLY
HELICON 1, CH1
GNU 1(P)
REINDEER 1
UNICORN 1(P)
REINDEER
CARIBOU 1
CARIBOU
CHERRING 1
GUNGAROO 1
BLOODWOOD 1
NICKOL BAY 1
WA-254-P (4)
MONTE BELLO 1
ELVASSEN 1
CORVUS 1,ST 1
WANDOO NORTH 1
HAMPTON 1
MORREL 1
RINAV 1(P)
WHITEWOOD
WANDOO
WANDOO 1
TINGLE 1
WA-1-P (4)

Dr. Zeus is a mature M Australis prospect that has passed a peer review and is likely to drilled in 2007. Dr Zeus will target a structural closure with mean truncated recoverable reserves estimated at 23.2 million barrels. The prospect lies approximately 23 kilometres from the Woodside operated Legendre Field.

The Little Joe Prospect which overlaps into WA-254-P (from WA-208-P) also remains in the drilling inventory. Santos, a participant in the Little Joe Prospect, is reported to be targeting an oil leg with estimated potential of 26 million barrels recoverable following the drilling of a 76 metre gross gas column in the nearby Hurricane well.

Two other leads Hellybelly (Angel formation structural play) and Jayasuriya (Eliassen stratigraphic play) require further review.

WA-254-P was renewed on the 3 May 2001 for a further term of five years and comprises 4 graticular blocks (321 square kilometres). A renewal application was lodged during the quarter.

T18P, BASS BASIN, OFFSHORE TASMANIA, (0.09375% Overriding Royalty)
(OPERATOR ORIGIN ENERGY)

FAR is the holder of a 0.09375% royalty interest over Bass Basin (Offshore Tasmania) Permit T18P where the Trefoil-1 wildcat well was drilled and production tested during the final quarter of 2004, confirming a new gas-condensate field discovery.

As a royalty holder FAR does not receive information on activities within the block other than for data lodged with the ASX.

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
(OPERATOR – GULLIVER PRODUCTIONS PTY LTD)

Gulliver, as Operator of the EP 104/R1 Joint Venture has advised it will, subject to the usual operational and approval process, commence the pre-drill planning for drilling a directional Stokes Bay-1 well to the reservoir objectives of the Carboniferous-aged Anderson Formation sands. The Anderson Formation is productive at the Point Torment-1 gas discovery, the West Kora-1 oilfield together with other oilfields Lloyd and West Terrace, all located on the Pinnacle Fault System.

The Operator, proposes to use the optimum directional drilling techniques to intersect and evaluate the oil and gas prospective Anderson Formation reservoir sands located updip and 5.5 kilometres north west from the Point Torment-1 gas discovery well. Due consideration will be given in the Stokes Bay-1 well planning to also utilising the Stokes Bay-1 wellsite for the Valentine-1 well.

The Point Torment-1 gas discovery is situated in Retention Lease R1 in the Fitzroy Sub Basin of the Canning Basin. This gas discovery is located along the Pinnacle Fault to the north west of the West Kora-1 oil discovery.

The trap is a 3-way dip closed anticline, bounded to the north by the Pinnacle Fault. The Stokes Bay-1 well is planned to intersect the reservoir section updip from the Point Torment-1 gas discovery drilled in 1992 where gas tested at a flow rate of 4.3 million cubic feet of gas per day. The Stokes Bay-1 well will target potential recoverable reserves estimated to be 80 billion cubic feet of gas and 10.3 million barrels of oil.

Empire is negotiating with drilling contractor, Australian Drilling Services to contract Rig 6 to drill the Stokes Bay-1 well before the onset of the Kimberley wet season this year.

The first-sidetrack well, the Wei 6-12-S-1a was drilled approximately 50 metres from the discovery well and was completed on 12 July with five core samples successfully cut and effectively 100% recovery achieved. Initial analysis indicates that these core samples are similar to the good reservoir character and quality found in the discovery well.

The second sidetrack well the Wei-6-12-S-1b is currently in progress and is designed to evaluate the various reservoir sands down dip relative to the first well with the aim of better delineating the likely multiple oil-water contracts in the field.

The above appraisal work is intended to enable the joint venture to make a timely and well informed decision regarding the field's commercial potential, which may lead to a development independent of CNOOC's production facilities. The discovery increases the potential for success of several similar prospects mapped nearby.

Previous Discoveries & the 12-8-East & West oil fields

The substantial Wei 12.1, 11.4 and 10.3/3N oilfields and two recent large discoveries of the 11.1 and 11.1 North fields, operated by CNOOC, are located nearby to the north and west with production via a pipeline to the Weizhou Island oil processing facilities, 10 kilometres to the north of 22/12. These CNOOC fields each contain an estimated 40 to 100 million barrels of recoverable oil.

A 3D seismic survey was acquired over the 450 square kilometre (175 square miles) block in late 2002. Interpretation of the survey in 2003 clearly defined the existing oil discoveries as well as a significant number of drill prospects.

Three wells were drilled during 2004 one of which, the Wei 12.8.3 well resulted in a successful appraisal of the Wei-12-8-East oil field. In September 2004, the joint venture elected to enter the third exploration phase of the petroleum contract and commit to a feasibility study for development of the Wei-12-8-East and West fields, estimated to contain some 20 to 25 million barrels of recoverable oil.

Successful pre-feasibility studies, conducted jointly by CNOOC and the joint venture, were completed in January 2005. Consequently the joint venture agreed to undertake a feasibility study, again jointly with CNOOC. If successful, this will lead to the lodging of an Overall Development Programme (ODP) which contemplates the development of the 12-8-West field (approximately 10 million barrels of recoverable oil). This may be followed by the development of the East field (approximately 10 to 15 million barrels of recoverable oil).

The feasibility study addressed the use of a lightweight platform at 12-8-West, piping liquids to the 12-1-1 platform for processing and piping the oil through CNOOC's existing pipeline to Weizhou Island for sale. The feasibility study was completed in the December 2005 quarter and commercial discussions for economic access to CNOOC's production and sales facilities continue.

The China National Offshore Oil Company ("CNOOC") is entitled to participate up to a 51% funding equity level in any commercial development within Block 22/12.

FAR maintains a web site at www.far.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	30 June 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from product sales and related debtors		890	2,114
1.2	Payments for	(a) exploration and evaluation		
		(b) development		
		(c) production	(162)	(399)
		(d) administration	(480)	(860)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		127	275
1.5	Interest and other costs of finance paid		(160)	(637)
1.6	Income taxes paid			
1.7	Other (provide details if material)		6	13
	Net Operating Cash Flows		221	506
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospect leases	(257)	(434)
		(b)equity investments		
		(c) other fixed assets	(77)	(46)
		(d) exploration & evaluation	(4,816)	(6,320)
1.9	Proceeds from sale of:	(a)prospects		
		(b)equity investments		
		(c)other fixed assets		
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other (Forex Revaluation)		(3)	(1)
	Net investing cash flows		(5,153)	(6,801)
1.13	Total operating and investing cash flows (carried forward)		(4,932)	(6,295)

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	807	599
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	1480
4.2	Development	270
	Total	**1750**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	265	283
5.2	Deposits at call	1,143	1,037
5.3	Commercial Bills	18,638	12,134
5.4	US$ Foreign Currency a/c	72	75
	Total: cash at end of quarter (item 1.22)	20,118	13,529

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	413,688,031	413,688,031	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	95,000,000 134,687	95,000,000 134,687	13 cents 10 cents	
7.5	**+Convertible debt securities: 10% Unsec.Redeem. Convertible Note)**	7,700,000	7,700,000	70 cents	*Maturity Date* 31 January 2009
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				*Maturity Date*
7.7	**Options**			*Exercise price*	*Expiry date*
	Incentive	7,865,313	--	10 cents	16 June 2007
	Consultant	2,000,000	--	10 cents	30 June 2008
	Consultant	200,000	--	NIL	30 September 2008
	Consultant	300,000	--	NIL	30 September 2008
7.8	Issued during quarter			*Issue Price*	*Expiry Date*
7.9	Exercised during quarter	134,687		*Exercise Price* 10 cents	*Expiry Date* 16 June 2007
7.10	Expired during quarter			*Exercise Price*	*Expiry Date*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here:

Date:	28 July 2006
Print name:	MICHAEL EVANS (DIRECTOR)

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==